SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999

                                 	OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________


Commission file number 333-_______


       A.	Full title of the plan and the address of the
plan, if different from that of the issuer named below:

               	Greif Bros. 401(k) Retirement Plan and Trust

       B.	Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office:

                     Greif Bros. Corporation
                         425 Winter Road
                      Delaware, Ohio  43015


                    Exhibit Index on Page 15.

                        REQUIRED INFORMATION

   The following financial statements and supplemental schedules for the Greif Bros. 401(k) Retirement Plan and Trust are being filed herewith:

Description                                           Page No.

Audited Financial Statements:

Report of Independent Auditors                        Page 3

Statements of Net Assets Available for                Page 4
  Benefits at December 31, 1999 and 1998

Statements of Changes in Net Assets Available         Page 5
  for Benefits for the Year Ended
  December 31, 1999

Notes to Financial Statements - December 31, 1999     Pages 6
                                                      through 10

Supplemental Schedules:

Schedule of Assets Held for Investment                Page 12
  Purposes as of December 31, 1999

Schedule of Reportable Transactions                   Page 13
  for the Year Ended December 31, 1999


   The following exhibit is being filed herewith:

Exhibit No.              Description                  Page No.

 1                Consent of Ernst & Young LLP        Page 16

                       Report of Independent Auditors


To the Participants and Administrator of the Greif Bros. 401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. 401(k) Retirement Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP

March 17, 2000

                              Greif Bros.
                    401(k) Retirement Plan and Trust

              Statements of Net Assets Available for Benefits

                                                     December 31

                                                1999              1998

Investments, at fair value:
  Collective Funds:
    Prism Money Market Fund                     $  1,467,003      $   942,509
    Prism MaGIC Fund                               8,548,288        8,433,193
    E B Money Market Fund                              1,797              --
  Mutual Funds:
    Victory Limited Term Income Fund                 846,111        1,152,300
    Victory Balanced Fund                          9,036,821        8,575,692
    Victory Stock Index Fund                      15,530,746       11,524,460
    Victory Special Value Fund                     2,015,868        2,152,595
    Victory International Growth Fund              1,885,647          882,641
   Greif Bros. Corporation common stock            1,555,389        1,030,686
   Participant notes receivable                      956,307          873,937
  Total investments                               41,843,977       35,568,013

  Receivables:
   Employer's contributions                           74,931           61,149
   Participants' contributions                       300,812          317,677
                                                     375,743          378,826
  Other                                                5,727            5,614

  Net assets available for benefits              $42,225,447      $35,952,453

  See accompanying notes.

                              Greif Bros.
                    401(k) Retirement Plan and Trust

         Statements of Changes in Net Assets Available for Benefits

                      Year ended December 31, 1999

Additions:
  Contributions from participants                      $ 3,381,280
  Contributions from employer                              580,536
  Rollover contributions                                   282,021
  Transfers from other plans                               138,361
  Investment income:
    Net appreciation in fair value of investments        2,123,909
    Interest and dividend income                         2,188,285
                                                         8,694,392

Deductions:
Benefits paid to participants                            2,421,398
Net increase in net assets                               6,272,994

Net assets available for benefits,
 beginning of year                                      35,952,453

Net assets available for benefits,
 end of year                                           $42,225,447

See accompanying notes.

                              Greif Bros.
                    401(k) Retirement Plan and Trust
                     Notes to Financial Statements

                           December 31, 1999

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif Bros. 401(k)
Retirement Plan and Trust (the "Plan") are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The fair value of the participation units owned by the Plan in the funds are based on the redemption value as determined by the Trustee. Redemption value represents the Plan's original cost adjusted for investment income and any realized and unrealized gains or losses. Unrealized gains or losses are based upon market quotations obtained by the Trustee.

Participant notes receivable are reported at fair value as determined by the Trustee.

Payment of Benefits.

Benefit payments are recorded upon distribution.

Administrative Expenses.

All administrative expenses of the plan are being paid by Greif
Bros. Corporation (the "Sponsor").

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

                              Greif Bros.
                    401(k) Retirement Plan and Trust
                Notes to Financial Statements (continued)

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering all full-time employees of the Sponsor and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted effective January 1, 1995 by the Sponsor to provide eligible employees with special incentives for retirement savings. Salaried and certain hourly employees are eligible for participation after one year of service and upon attaining the age of twenty-one.

The Plan provides that the Sponsor will appoint a committee (the "Administrator") that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. The Plan assets are maintained by Key Trust Company of Ohio, NA. (the "Trustee").

Effective May 12, 1998 the Plan was amended to include those employees formerly participating in the Sonoco Products Company
Employee Saving and Stock Ownership Plan.

Participant Contributions

Participants may contribute from 1% to 20% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant's federal income tax exclusion for that plan year.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Participant contributions are matched by the Sponsor based on a percentage determined annually by the Board of Directors. The matching was 25% of the first 6% contributed by the participants for the year ended December 31, 1999. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. There were no profit sharing contributions during the year ended December 31, 1999.

Participant Notes Receivable

Subject to the Administrator's approval, the Trustee is empowered to lend to participants a portion of their account balances.
Interest rates and terms are established by the Trustee.

                              Greif Bros.
                    401(k) Retirement Plan and Trust
                Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Vesting

Participants have full and immediate vesting in all contributions and related income credited to their accounts.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of eight investment options.

   Collective Funds:

   Prism Money Market Fund. Funds are primarily invested in a diversified portfolio of money market instruments with an average maturity of 120 days or less.

   Prism MaGIC Fund. Funds are primarily invested in a diversified portfolio of insurance companies and other investment contracts.

   Mutual Funds:

   Victory Limited Term Income Fund. Funds are primarily invested in high grade fixed income securities.

   Victory Balanced Fund. Funds are primarily invested in common stocks, securities convertible into common stock, and fixed income securities.

   Victory Stock Index Fund. Funds are primarily invested in common stocks of companies represented in the Standard & Poor's 500 Composite Stock Index.

   Victory Special Value Fund. Funds are primarily invested in common stocks of small to medium-sized companies.

   Victory International Growth Fund. Funds are primarily invested in foreign equity securities.

                              Greif Bros.
                    401(k) Retirement Plan and Trust
                Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Investment Options (continued)

   Common Stock:

   Greif Bros. Corporation Stock. Funds are invested in
   Class A Common Stock of Greif Bros. Corporation.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death.
Distributions are made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant's accounts will be distributed in accordance with
Section 401(k)(10) of the Internal Revenue Code.

3. Investments

During 1999, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

                                  Net Realized and Unrealized
                                 Appreciation in Fair Value of
                                         Investments
Common Stock                             $  119,273
Mutual and Collective Funds               2,004,636
                                         $2,123,909

Investments representing 5% or more of the fair value of net assets available for benefits are separately reflected in the statement of net assets available for benefits.

                              Greif Bros.
                    401(k) Retirement Plan and Trust
                Notes to Financial Statements (continued)

4. Transactions with Parties in Interest

As of December 31, 1999, the Plan owned 52,282 shares of the Sponsor's common stock. Cash dividends received from the Company were $22,051 for the year ended December 31, 1999.

5. Income Tax Status

The Plan has been structured similar to an Internal Revenue Service ("IRS") approved non-standardized prototype plan. Although the Plan administrator has not yet applied for a determination letter, the Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the IRS and, therefore, believes that the Plan is qualified and the related trust is exempt.

                         Supplemental Schedules

                              Greif Bros.
                    401(k) Retirement Plan and Trust
        Line 27 (a) - Schedule of Assets Held for Investment Purposes

                                                                  EIN 31-4388903
                                 December 31, 1999                Plan No. 004

                                          Unit       Historical     Fair
Units       Investment Description        Price      Cost           Value
Common/Collective Fixed Income Funds

1797        EB Money Market Fund           1.0       $     1,797    $     1,797

116,746     Prism Money Market Fund*      12.565       1,396,881      1,467,003

628,472     Prism MaGIC Fund*             13.601       7,850,713      8,548,288

Loans

956,307     Participant Notes Receivable,                956,307        956,307
            7.00% - 11.00%, various dates
            through 6/2/17

Equity Mutual Fund

104,468     Victory International         18.050       1,510,656      1,885,647
            Growth Fund*

154,473     Victory Special Value Fund*   13.050       2,233,914      2,015,868

635,724     Victory Stock Index Fund*     24.430      13,235,602     15,530,746

639,549     Victory Balanced Fund*        14.130       9,231,943      9,036,821

Common Stock

52,282      Greif Bros. Corporation       29.750       1,620,220      1,555,389

Fixed Income Mutual Funds

87,589      Victory Limited Term           9.660         870,053        846,111
            Income Fund*

            Total Investments                         38,908,086     41,843,977

* These are investments in funds maintained by Key Trust Company of Ohio, N.A. (the Trustee).


                              Greif Bros.
                    401(k) Retirement Plan and Trust
             Line 27(d) - Schedule of Reportable Transactions

                                                                                   EIN 31-4388903
                               December 31, 1999                                   Plan No. 004
                                                                                      Current Value
                                                                                      of Asset on
Identity of        Description of    Number of     Purchase    Selling     Cost of    Transaction    Net Gain
Party Involved     Assets            Transactions  Price       Price       Asset      Date           (Loss)

Category (iii) - A series of tranactions in a security issue aggregating 5% or more of the Plan assets.

Key Trust Company  Prism Magic Fund  42            $1,240,750  $       --  $      --  $1,240,750     $     --
 of Ohio, N.A.     Prism Magic Fund  79                    --   1,612,919   1,473,654  1,612,919      139,265
 (the Trustee)     Victory Special
                    Value Fund       64               910,142          --          --    910,142           --
                   Victory Special
                    Value Fund       75                    --     901,807   1,015,525    901,807     (113,718)
                   Victory Stock
                    Index Fund       91             3,258,556          --          --  3,258,556           --
                   Victory Stock
                    Index Fund       84                    --   1,384,609   1,240,541  1,384,609      144,068
                   Victory Balanced
                    Fund             70             2,422,422          --          --  2,422,422           --
                   Victory Balanced
                    Fund             93                    --   1,642,148   1,569,959  1,642,148       72,189

There were no category (i) (ii) or (iv) reportable transactions during 1999.


                             	SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            GREIF BROS. 401(k) RETIREMENT PLAN AND TRUST



Date: April 18, 2000        By: /s/ Michael L. Roane

                            Printed Name: Michael L. Roane

                            Title: Plan Administrator

                 GREIF BROS. 401(K) RETIREMENT PLAN AND TRUST
                         ANNUAL REPORT ON FORM 11-K
                   FOR FISCAL YEAR ENDED DECEMBER 31, 1999

                             INDEX TO EXHIBITS

Exhibit No.               Description                      Page No.

 1                Consent of Ernst & Young LLP             Page 16